SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________________


LARGO VISTA GROUP, LTD.
(Exact name of Registrant as specified in its Charter)

Nevada                                   76-0434-540
(State of Incorporation)                          (IRS Employer ID
No.)

4570 Campus Drive, Newport Beach, California 92660
(Address of principal executive offices)

(949) 252-2180
(Registrant's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:
73,214,087 Common shares

Securities registered pursuant to Section 12(b) of the Act:  None


Title of Each Class                     Name of Each Exchange
to be Registered                        on which registered
Common Stock, $0.001 par value               - OTC Bulletin Board

Item 1.   DESCRIPTION OF BUSINESS

INTRODUCTION


1. Largo Vista Group, Ltd., a Nevada corporation ("LGI"), through its wholly owned subsidiary, Everlasting International Ltd., operates and owns a 66.67% interest in a joint venture company in china, operated under the name "Kunming Xinmao Petrochemical Industry Co. Ltd." ("Xinmao"). Xinmao is principally engaged in the business of purchasing and reselling liquid petroleum gas ("LPG") in the retail and wholesale markets to both residential and commercial consumers in the Yunnan Province of China. The Company operates a storage depot and office headquarters in the city of Kunming. All of the Company's property and equipment is located in China.

The Company was originally incorporated under the name, "The George Group" on January 16, 1987 in Nevada. On January 9, 1989, The George Group acquired Waste Service Technologies, Inc. ("WST"), an Oregon corporation. On the same day the George Group filed a name change in Nevada and changed its name to WST. WST's plan of business was to become an environmental service company. It listed its stock and began trading on OTC Bulletin Board.

On April 15, 1994, WST acquired Largo Vista, Inc., a California corporation, and on the same day filed a name change in Nevada to change WST's name to Largo Vista Group, Ltd. At the time of acquisition Largo Vista filed a change of name with the OTC Bulletin Board and received a new CUSIP number and symbol ("LGOV"). Largo Vista originally planned to develop housing in China, but never executed on the plans due to unanticipated environmental, financing and regulatory complications.

During its due diligence of the Chinese construction industry, Company officials met Mr. Deng Shan, who was a government official at the time heading up the Science and Technology Bureau in Shenzhen. Mr. Deng left his position in the Chinese government and negotiated the purchase of a 66.67% interest in the Xinmao Company a Hong Kong entity. On September 29, 1997, this same 66.67% interest was acquired by Largo Vista.

As a result, the Company became the primary owner of the Kunming Xinmao Petrochemical Industry Co., Ltd. ("Xinmao") headquartered in Kunming City, capital of the Yunnan Province in South Central China. The Xinmao Company was founded in 1992 to distribute LPG on a wholesale and retail basis.

Sales have grown slowly due to chaotic market conditions. Xinmao is working through the problems created by the market and is seeking to survive.

2.  Organization of the Subsidiary

Xinmao has been in operation since 1992, and has provided uninterrupted service since that time. Xinmao is in its third year of operation as a subsidiary of Largo Vista.

Xinmao is the largest privately owned LPG distribution company in its area in terms of end users.

3.  Organization Chart


LARGO VISTA GROUP, LTD.

EVERLASTING INTERNATIONAL, LTD.
(100% Owned Subsidiary)

HONG KONG TUOYI INDUSTRIAL COMPANY
(100% Owned Subsidiary)


66.67% Interest


Joint Venture
KUNMING XINMAO PETROCHEMICAL INDUSTRY CO., LTD.



33.3% Interest



KUNMING FUEL GENERAL CO.
(Chinese Government Owned)


B.  FINANCIAL INFORMATION BY
INDUSTRY SEGMENT AND CLASSES OF PRODUCTS

Registrant is in only one industry segment, the purchasing and reselling of liquid petroleum gas ("LPG") in China.

Year
                               1998           1997          1996

                               1              2              3
Sales to                       $1,353,668     $2,192,751     $0
Unaffiliated Customers:

Operating Loss                 $(1,095,991)   $(2,732,268)   $(1,598,242)

Identifiable Assets, Net       $0             $0             $0

C.      BUSINESS

1.       Terms of Xinmao Joint Venture

The Kunming Xinmao Petrochemical Co., Ltd. ("Xinmao") is a Joint Venture formed under the laws of the People's Republic of China. Each party under Chinese law would normally participate in the profits and losses of the Joint Venture according to its proportionate share of contribution. However, this provision was changed by the Operating Agreement, which provides as follows:

Term: Twenty years, commencing on August 8, 1992.

Parties: Party A is the Kunming Fuel Company ("Kunming") as to a
33.33% interest with a "registered capital" investment of USD
$641,000.

Party B is Hong Kong Dexiang Tuoyi Industrial Company (the "Hong
Kong" company) as to a 66.67% interest, with a "registered capital" investment of USD $1,283,400.

The Hong Kong Company was formerly owned by one individual, Tan Mau Tak. On November 8, 1995, Deng Shan purchased the Hong Kong Company from Tan Mau Tak. On December 21,1996,. On April 29,1997 Everlasting International Ltd. purchased the Hong Kong Company from Proton Technology.

General Provisions: Kunming is responsible in general to support the Hong Kong Company in its duties.

The Hong Kong Company is, subject to the terms and conditions of an operating agreement set forth below, responsible for the general management of the Xinmao including: Procurement of equipment and raw materials, equipment installation, testing and technical training, hiring a management staff, production and technical processes and other duties entrusted to it.

Fiscal year of Joint Venture is January 1 to December 31.

The Joint Venture is an independent entity with an independent accounting system.

An audit of the Joint Venture's financial records is to be conducted annually by an auditor registered in China.


Operating Agreement

This Agreement was made between Xinmao and the Hong Kong Company on August 28, 1992, for a term of ten years, ending on August 28, 2002. The Hong Kong Company is to management the day-to-day operations of Xinmao and assume sole responsibility for its profits and losses. During the term of the Agreement, Xinmao is to pay Kunming 9 million Yuan (RMB) as follows:

3.5 million Yuan per year for first 3 years;
1.5 million Yuan per year for the 4th and 5th years;
500,000 Yuan per year from the 6th through the 10th years


2.  Government License Held

The Xinmao Company holds a unique license issued by Chinese Central Government that permits it to operate across provincial borders; to process domestic crude oil and sell its by-products; to process and sell domestic and industrial LPG; to manufacture cylinders, stoves, water heaters, and cigarette lighters and their accessories; and to provide services in inspection and maintenance of stoves and cylinders for safety and quality.

Xinmao is registered with the government as having foreign ownership. This allows foreign investment, including loan repayments, interest and dividends to be sent out of China pursuant to registered agreements. It is the only known Sino-Foreign Joint Venture that is licensed to sell products on the retail market.

Xinmao is also licensed as a general contractor for pipeline project construction. Management hopes to expand its business in the future beyond its current core business of purchasing and reselling LPG, utilizing its various licensing authorities.


3.  The Product

LPG is used by about 500 million people worldwide. As a form of energy, its advantage lies in that it is an efficient fuel since its state of liquid provides a significant supply of energy in a comparatively small volume. It is also a clean and environmentally friendly energy that has a variety of residential, commercial, industrial and transportation uses. It can be used at home for cooking and heating and helps to protect the environment by replacing wood, kerosene and coal. LPG is also recognized for its transportability and ease-of-use.

LPG is the only viable source of energy for cooking and heating in Southern China. Environmental concerns have outlawed the use of coal. Management believes the LPG market is ripe for growth and expansion.

Xinmao currently distributes LPG for use only in cooking, heating and hot water. Management believes there will be future opportunities in drying tobacco and operating factory machinery and vehicles.

4.  Markets
The Primary market segmentation is classified by distribution method that is either retail or direct vs. wholesale or indirect.


Retail or direct distribution is accomplished by the ten major LPG companies who deal directly with the end user. Retail business is more profitable than wholesale because sales prices are higher and there are no middleman costs.

Wholesale or indirect distribution business is accomplished through distributor networks to the end-users.

Secondary market segmentation is classified according to the delivery vehicle used by the end-user, such as bottle, pipeline, or tank truck.

The bottle users may be either retail, purchasing directly from a major LPG company, or wholesale, purchasing indirectly from a large or small distributor of a major LPG company. Bottle customers purchase LPG in 15 kg. cylinders or bottles that must, by law, be filled to a minimum of 13.5 kg which is considered full. Bottle users include residential, commercial, and industrial customers. Residential consumption is by far the largest, with commercial restaurants and caterers following second. There has been little industrial use of LPG to date.

Pipeline users are considered retail-direct users. LPG is piped directly into a household from a central storage tank that is replenished as necessary by a major LPG company. Pipeline users are billed according to usage based on a meter in their living unit.

Tank truck or bulk sales are to wholesale distributors who operate small bottle filling stations. These distributors represent the least profit margins to the Company, and are tolerated because of the potential of acquiring their customer base.

A Tertiary market segmentation, although temporary, must be considered because of the impact (negative) they have had on the LPG market. They are the many small independent distributors and individuals who operate illegally in what is referred to as the "black market" - some without a license, others violating safety laws, others unfairly profiting by short-filling LPG bottles. These abusers create problems of unfair competition for the Company. The Kunming LPG Administration is aware of these abuses, but, unless a blatant case is presented to it, it is ignoring the problems until the market consolidates to a greater degree.

LPG consumption has been growing at a remarkable rate since the beginning of 1990's. In 1990, LPG consumption was slightly over 2 million tons, while in 1996, nearly 7.4 million tons. The average annual growth rate in this period was more than 20%, and growth from 1994 to 1995 reaching almost 33%. Even though LPG consumption has been developing very fast in the past decade, LPG consumption per capita is still very low, partly due to the large population in China. At present it is around only 6 kg nationwide which is small in comparison to 100kg in its Asian neighbors, Japan and South Korea, for example.

LPG development in China also shows geographical variance. South China has led the nation in terms of per capita consumption at nearly 35 kg. East China follows with per capita consumption of about 10kg. North China is far less, only half of that in East China. And still in many places inland, the LPG consumption per capita is negligible.

As the LPG distribution market is developing in China, the majority of dollars have been invested in large "mega" depots by the major oil companies. Little to no focus has been placed on the retail end-user market. Put simply, the LPG "storage" infrastructure is in place, but it is overbuilt because the retail market has not been cultivated at the same pace.

From the mega-depots on the east coast of China, LPG is shipped to smaller inland storage depots via railroad tank car. LPG is then pumped into large storage tanks until it is distributed through the bottle system or the tank truck system to end users and distributors.

Inland infrastructure development has not kept pace with coastal development. More railroad tank cars are needed to supply more inland depots. Inland depot storage capacity must be expanded to serve the customers in waiting for LPG service.
More efficient distribution methods are also needed. The bottle exchange system is labor intensive - a factor that does not significantly affect overhead yet, but will have greater impact as salaries increase. The pipeline distribution method is very efficient, but there are some drawbacks. The cost to install pipeline service to a household is approximately $185 USD. Some customers can afford to pay this installation fee up front, but most of these more affluent consumers have been tapped. There are some new construction projects where the cost of installation can be incorporated into the cost of the home. Most customers can not afford the up-front fee, but can pay extra each month based on usage.

The Company serves its customers directly in the retail market, and indirectly through its network of distributors.

Xinmao distributes to both retail and wholesale customers, and to both residential and commercial users. Retailer customers are far more profitable than wholesale, and the Company is also devising strategies to develop more retail users.

Xinmao also has four pipeline projects either completed or under construction.

Transportation and access makes It impossible for the Company to directly service its entire customer base, given the manner in which the LPG market has evolved. Roads are adequate to handle the growing volume of traffic. Therefore, much reliance is placed on wholesale distributors. The market largely evolved around wholesale distributors, also called "entity users", that were companies that already provided housing to its employees as part of their compensation, desiring to upgrade standards by giving LPG as an additional part of their compensation. These entity users did not pay retail prices, but they provided a service of distributing the LPG from the work place to its workers.

Now, the trend is away from government owned housing, and the role of the entity user will change. In the past several years workers have been encouraged to purchase their homes from the government with little money down, and the balance financed. This will change the way the entity user does business, and the way LPG is distributed. Xinmao is striving to convert the workers into retail customers, but the method is not yet clear as to how this can be accomplished.


5.  Distribution of LPG

Major LPG Companies purchase LPG directly from refineries or major oil companies, must be licensed, have railroad tank cars and storage depots, and typically serve over 10,000 retail customers.
These companies depend on distribution networks.

Major Distributors are licensed under the major LPG company, have no railroad tank cars and little or no storage capacity, and serve more that 4,000 but less than 10,000 customers directly.

Small Distributors are licensed under the major distributor, have no storage capacity, and serve more than 1,500 but less than 4,000 customers directly.

Small Independent Distributors are those who may or may not be licensed, and have no relationship to any major company or distributor, and usually serve less than 1,500 customers.

Xinmao's wholesale customers include both major and minor distributors. These distributors are segregated into two categories: agents and entity users. Xinmao has 8 agents that are independent dealers who exclusively represent it in an outlying county area that is difficult to access by the Company on a regular basis. The agent carries his own overhead expenses, and is paid a fee by the Company for his services. Xinmao has 125 entity users that are usually affiliated with a company and service a homogenous group of people such as employees of the same company, or residents of the same housing complex. In many situations the entity user may also serve LPG needs of customers in the same geographical area but outside of its sphere of influence. Finally, there are a number of other minor distributors who purchase from Xinmao and other major companies, who have solicited their customer base over a period of time and have generated customer loyalty through relationship.
Distribution patterns generally follow population concentration with the bulk of Xinmao's retail customers being located in the Yunnan Province central cities of Kunming,Luan,Chengong,Yiliang,Jinnin,Annin, and Eshan. As the population thins out in the suburbs, distribution networks take-over and service most customers. Smaller distributors exclusively service the rural areas.

The market is too new and changes too rapidly to identify any significant buying patterns; however, the competition generally follows distribution patterns. Since transportation is the main issue in reaching customers, buying patterns are similar for all competitors.


6.  Raw Materials

The Chinese market is unique compared to other Asian countries. Japan and Korea seek security of supply through regular term contracts supported by long-term relationships, while low price and bargaining is the driving force for Chinese LPG purchasers.

Due to high volume, Xinmao has consistently been able to purchase LPG in large quantities at low prices. It generally purchases from domestic sources inside China because of the availability of guaranteed price contracts for one year, lower transportation costs and ease of distribution. On occasion it also purchases from Mobil Oil Hong Kong and Caltex.

Cost of goods can fluctuate widely and rapidly and can cause cash flow problems. The Company is researching the feasibility of obtaining a much larger storage facility that would permit it to purchase large quantities of LPG when prices are favorable, and sell it when prices are higher.


7.  Pricing

In general, the LPG market in the Yunnan Province has been relatively unstable during the past year-and-a-half. This instability was precipitated by environmental concerns that prompted a new regulation by the Kunming City Government outlawing the use of coal, leaving LPG as the only viable energy alternative for cooking and heating.

Since no companies were prepared or able to supply a sufficient amount of LPG to this new consumer market, a number of government owned or operated companies were set up. The only concern these Government companies have had has been to provide LPG to the consumers, regardless of cost. These companies have neither management experience nor financial expertise, and are not motivated to make a profit.

Because of this activity, LPG inventory exceeded demand. The lack of sufficient storage facilities resulted in cut-throat pricing and other poor business practices. These factors caused an unstable and chaotic market that has prevailed over the past 18 months in Yunnan, and has hampered Xinmao from operating efficiently and achieving profitability.

Black Market.   In the residential wholesale market, many dealers,
"black market" dealers have operated without a license, and ignored safety regulations that require inspection and pressure test of each bottle every five years. Another flagrant violation of consumer fairness is the practice of short-filling bottles.
The "black market" dealer fills the bottle with 10 kg. of LPG, and sells it representing it has 13.5 kg. of LPG. Short-filling has permitted the Company's competition to charge lower prices and unfairly compete with Xinmao.

This practice of cheating the consumer has been prevalent over the past several years. Xinmao is now challenging customers, by means of a "weighing program" to "be aware" of what they are paying for by actually weighing the bottles to expose the "short-fill" problem. The "short-fill" practice is now illegal under new "minimum price" regulations that require all wholesalers sell a
13.5 kg. bottle for no less than 36 RMB, and retail distributors for no less than 42 RMB.

As of April 15, 1999, the Kunming LPG Administration established "minimum pricing" regulations which set a base price for both wholesale bulk and bottle sales, and retail bottle sales. This regulation will help stop the uncontrolled cut-throat pricing competition that occurred over the past 18 months. It will be incumbent upon the nine major LPG companies to form task forces to assist the LPG Administrator in enforcing these regulations.


8.  Competition

The LPG industry in Yunnan Province consists of ten major LPG companies. These ten companies have railroad tank cars and depot storage facilities and sell LPG in both the retail and wholesale markets. All ten companies depend on a network of distributors to help reach and serve the needs of their customers. Competition is based principally on price and service, with some based on relationship and reputation.

Nine of these companies are government owned and operated to some degree, leaving Xinmao as the only privately owned and operated company.

The difference between Xinmao and the other nine government companies is the motive to earn a profit. The government companies are characterized by large staffs operating very inefficiently. The government companies are content to expand their reliance on distributors rather than to market for retail business.

In addition to licensed companies, there are hundreds of small independent distributors that purchase from other distributors. The glut of LPG in the market place, along with the need of the government owned companies to reduce excess inventories, enabled the evolution of a "black market" for LPG which allowed many consumer abuses to arise, prices to plummet, and fly-by-night distributors to plunder the market.

The product of all LPG companies is the same. The differentiating variables are price and service.

The Company competes on both reputation and service. To differentiate itself from its competition, Xinmao stresses a long-term relationship both with the residential user, and with the distributor to help them bring in and keep new customers. The Company wants its distributors and their customers all to be a part of the "Xinmao Family". The Company offers more than claims about its service. Its reputation is excellent and is backed-up by results - uninterrupted service since 1992. Consumers and distributors understand that they receive honest weights and measures and reliable service.


9.  Insurance

Xinmao sells its solid image of reliability, service, safety, and 7 years of uninterrupted service to its potential customers and backs it up insurance. The Company provides insurance to any customer who prepays for LPG that is backed by the government, and guarantees that the customer will receive the LPG he paid for in advance. This innovation has given the customer new confidence, since in the past many companies collected in advance, and then went out of business, leaving the customer empty handed.

10.  Government Regulation

The LPG industry is regulated on a day-to-day basis by the Kunming LPG Administration, which oversees companies licensed to do business, and enforces rules and regulations in the market place. The LPG Administration faces many problems that have arisen in the rapidly emerging, chaotic market, including the existence of many unlicensed small companies and distributors, violations of safety regulations, and bottles of LPG short-filled by as much as 25%.

The LPG Administration has attempted to correct some of these problems, but has also overlooked them to some extent due to shortage of manpower, and in the belief that many of these problems will eventually solve themselves.

In April 1999, the local LPG Administration met with the nine largest licensed companies in the area, and together set minimum price policies intended to provide positive margins over cost.


11.  Patents, Trademarks & Licenses

The Company maintains no patents or trademarks.


12.  Seasonal Factors

Northern China is subject to a wide range of seasonality ranging from snow in the winter to hot, humid summers. However, moving south, the seasons and temperatures do not fluctuate as much as in the north. The Xinmao Company operates in Yunnan Province which, being at an elevation of 4,000 feet, is known for its moderate and even climate year around with it being slightly cooler in the winter, requiring some heating, while the summer weather is warm and pleasant. As a result, season factors do not play a significant role in the Company's business.


13.  Inventory

Inventory, valued at lower of cost of market, on the first-in, first-out basis, consists primarily of liquid natural gas.

14.  Firm Backlog

None.

15.  Government Contracts

The Company does not have any Government contracts.

16.  Environmental Factors

Between 1996 and 1998, because of environmental concerns from clean air and streets, there has been a general movement within the Chinese Government from the Central Government to the provinces and the major cities to phase-out the use of coal as an energy source for cooking and heating. As coal is phased-out a void is left which is being filled by liquid petroleum gas (LPG) because it is a clean burning, efficient and transportable energy substitute. It is expected that continued efforts will be made to replace other unclean burning fuels, especially in automobiles and industry, with LPG since it is the only viable fuel resource available to Southern China.

17.  Financial Information Relating to Foreign & Domestic Sales

All of the Company's sales are foreign, through its China subsidiary. The Company has had no significant foreign currency transaction gains or losses in connection with its activities.



18.  Employees

A.  Largo Vista

Largo Vista is fully staffed with 2 employees and 2 outside service providers.

Management Payroll                                $250,000  annually
Advertising & Public Relations Payroll            $  7,500  annually
Administrative & Support Payroll                  $255,000  annually
                                                  ------------------
Total                                             $512,500  annually


B.  Xinmao

The Xinmao Company is fully staffed with 84 employees, including a full management staff, which, by Chinese standards is very competent and well qualified.

Management Payroll                                 $40,000   annually
Advertising & Public Relations Payroll             $ 1,000   annually
Administrative & Support Payroll                   $ 5,000   annually
                                                 --------------------
Total                                              $46,000   annually


LARGO VISTA GROUP, LTD.

Item 2.  A.  FINANCIAL INFORMATION

The following table summarizes certain selected financial data for the periods presented for the Company. The data for the year ended December 31 1998, 1997 and 1996 should be read in conjunction with the more detailed audited statements for such years presented elsewhere herein.

1998 1997 1996 1995 1994

Revenues            $    $    $    $    $

(Loss): Continuing Operations      $    $    $    $    $

Net (Loss):

Loss per Common Share:
 . Loss before extraordinary
item
 . Extraordinary item
 . Net loss


Dividends Per Share
Weighted Average Shares
Outstanding


BALANCE SHEET DATA

Total Assets             $    $    $    $    $

Long-term Obligations                   $    $    $    $    $

Total Liabilities             $    $    $    $    $


B.  Management's Discussion and Analysis of
Financial Condition and Results of Operation


    Management's Discussion and Analysis of Financial Condition
                     And Results of Operations
           Years ended  March 31. 1999 and March 3, 1998

Revenues and operations are solely generated from the Company' s
Chinese subsidiary, Kunming Xinmao Petrochemical Industrial Co.,
Ltd. ("Xinmao"). The United States entities have no revenues.

Revenues for fiscal 1998 of approximately $2.2 million decreased to approximately $1.4 million in fiscal l999. The LPG market in Yunnan province has been unstable and in disarray over the past eighteen months. Additionally, the Company has more competitors both legal and illegal.

The Company anticipates increases in revenue from expanded marketing efforts, price increases and expansion into other lines of business, and mergers and acquisitions.

Cost of sales on a percentage basis has remained fairly consistent over the last two years. The Company anticipates improving cost of sales going forward by implementing cost containment procedures and obtaining less expensive product.

General and administrative expenses decreased from approximately
$2.6 million in fiscal 1998 to approximately $1.3 million in fiscal l999. The Company anticipates improving general and administrative expenses going forward by implementing strict cost control measures both in China and the United States

Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's liquidity

The economic growth of China with its huge population, emerging middle class, and growing consumer sector are trends that might increase the Company's revenues from Xinmao as well as other anticipated projects.

World geopolitical uncertainties, such as the United States bombing of the Chinese consulate in Belgrade, Yugoslavia and the resulting unrest and hostility towards Americans in China, as well as trade conflicts are trends that might lessen the prospects for the Company's Success in China.

On a micro basis, local political developments in Kunming, China could favorably or unfavorably impact on the Company's ability to obtain required licenses, franchises, operating rights, etc.. In addition, even though Chinese management feels it can still obtain credit, the trend in China is for the banks to tighten loan eligibility for businesses, especially unprofitable businesses.

Additionally, the Company is searching for joint venture partners in various potential Chinese projects.

Year 2000 Issue

Many computer Systems in use today may be unable to correctly process data or may not operate at all after December 31, l999 because those systems recognize the year within a date only by the last two digits. Some computer programs may interpret the year "00" as 1900, instead of as 2000, causing errors in calculations or the value "00" may be considered invalid by the computer program, causing the system to fail. Year 2000 issues affect: (1) Information Technology (IT) utilized in the company's business information systems, (2) non-IT systems utilized by the Company, such as communications, facilities management, and manufacturing and service equipment containing embedded computer chips, and (3) IT and non-IT systems of significant customers, suppliers, business partners and equity investees.

Largo Vista and its subsidiaries could by adversely affected if Year 2000 issues are not resolved by Largo Vista or its significant customers, suppliers, business partners or equity invests before the Year 2000. Possible adverse consequences include but are not limited to; (1) the inability to obtain products or services used in business operations, (2) the inability to transact business with key customers, (3) the inability to execute transactions through the financial markets,
(4) the inability to manufacture or deliver goods or services sold to customers

Forward - Looking Statements

Investors are cautioned that certain statements contained in this document, including but not limited to those under the caption Management's Discussion and Analysis as well as some statements by the Company in periodic press releases and some oral statements of Company officials during presentations about the Company, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of l99S (the "Act"). Forward-looking statements include words such as "expects", ''anticipates", "intends", "plans", "believes", "estimates", or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future company actions, which may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors and the industries in which the Company does business, among other things. These statements are not guaranties of future performance and the company has no specific intention to update these statements. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements.

1.  Results of Operations

The Company incurred net losses of $1,095,991 and $2,732,268 for the years ended March 31, 1992, and 1998, respectively.
Additionally, current liabilities exceed current assets by $4,873,675 at March 31,1999.


Year Ended December 31, 1998 Compared to Year Ended December 31,
1997




Year End December 31, 1997 Compared to Year End December 31, 1996



2.  Liquidity and Capital Resources

Historically, the Company has been able to borrow funds as necessary to pursue operations. However, neither Largo Vista nor Xinmao have written letters of commitment from either commercial or private sources of credit. The Xinmao Company has received several verbal commitments from private sources, but will not obtain written documents until the funds are available.

3.  Year 2000

The Company has completed an evaluation of Year 2000 (Y2K) computer information processing problems and Year 2000 program requirements for internal operations and Company products. With proposed computer and software upgrades in place by the third quarter of 1999, the Company does not expect to experience Year 2000 problems in those areas. The Company does not believe it has significant exposure to Year 2000 problems and does not expect that the Year 2000 issue will have a material cost or impact on Company operations. However, there can be no assurance that the systems of other companies on which the Company relies will not have an adverse effect on the Company.

The Company does not have a contingency plan, but is currently working on one. The Company is evaluating the operational effect, if any, that Y2K issues will have on the Company.

Forward Looking Statement

The above paragraphs and other parts of this Form 10 Registration Statement include "Forward Looking Statements". All statements other than statements of historical fact included herein, including any statements with respect to sales forecast, future product acceptance or other future matters, are Forward Looking Statements. Although the Company believes that there is a reasonable basis for the projections reflected in such Forward Looking Statements, it can give no assurance that such expectations will prove to be correct. Certain of the important factors that could cause actual results to differ materially and negatively from the Company's expectations, among others, include continued instability in pricing and unprofitable competition in China, a slow down in the trend in sales of LPG during the remainder of the year, an inability to obtain sufficient working capital, new Government regulations adverse to the Company's operations and/or worldwide or China specific factors.


Item 3.     PROPERTIES

A.  Largo Vista

Currently Largo Vista has corporate offices in Newport Beach,
California, which include two office suites. The terms of this Lease provides for month to month tenancy at $4,000 per month.

B.  Xinmao

Xinmao provides its primary service from its depot, which is adjacent to a railroad terminal. The depot has a capacity of storing 1,000 metric tons of LPG, which is sufficient to supply 83,000 users assuming consumption of 12 kg. of LPG per household per month. The depot, operating at full capacity, can turn over two times per month.

The depot also has ten service stations from which the 2, 15, and 50 kilogram bottles are filled, and loaded onto trucks for distribution. For its retail-direct customers, Xinmao transports the full bottles to an exchange shop where either the customer comes in personally, or Xinmao will provide a delivery man to take the bottle to the customer who pays a delivery fee.

In the case of a pipeline, 50 kg. bottles are used in cluster to service residents in the housing complex. The advantage the pipeline customer has over the bottle customer is convenience and service. There is no need to spend valuable time exchanging bottles. The meter is read by the serviceman each month who also collects the amount due. Xinmao is planning to use "smart meters" in future pipeline developments that require the customer to go to the Bank of Agriculture and purchase a prepaid card, similar to a prepaid phone card commonly in use in the U.S. This will improve cash flow and reduce "slow-pays" and "bad debts".

Xinmao leases a two story, 4,000 square foot facility in Kunming City, where it operates a customer service and sales center, bottle exchange shop, storage facility, and administrative offices, at an annual rental of $1000US per year, under a three year lease, with one year of the term remaining. It also leases and operates a number of small bottle exchange stores throughout key locations in the city.
Item 4.   SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership as of June 1, 1999, of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities and by each director and by officers and directors of the Company as a group.

Beneficial          Percentage
Name and Address                   Ownership      of Class

Daniel Mendez                      14,420,473      7.82%
4570 Campus Drive
Newport Beach, CA 92660*

Albert Figueroa                     2,237,733      1.21%

All current directors and
officers as a group (3 persons)     16,658,206     9.03%

Proton Technology Corp., Ltd.       89,503,890    48.54%

*This address also applies to all persons listed.

Item 5.   DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and positions of the directors and executive officers of the Company as of June 1, 1999, are as follows:

Name                Age       Position                     Since

Daniel J. Mendez    47        President and a Director      4/94
Albert N. Figueroa  32        Secretary/Treasurer, and      5/95
                              a Director
Deng Shan           48        Director                      1/99


The Directors serve until the next annual meeting of shareholders, or until their successors are elected.

Daniel J. Mendez, President, is responsible for investor relations, coordination of information with market makers and brokers and potential partners, coordination of all agreements, corporate financing, and liaison with Chinese operations. Mr. Mendez joined the Company in October of 1991 as a marketing coordinator. In April 1994 he became President and a Director, and is responsible for investor relations, coordination of corporate agreements, corporate financing, and liaison with Chinese operations. Prior to 1991 Mr. Mendez was involved with real estate investments and partnerships.

Albert N. Figueroa, Secretary and Treasurer, is the gatekeeper of all corporate documents and information, maintains the minute book and all corporate records and agreements, keeps the books, liaisons with all outside service providers, and generally coordinates the flow of information within the company and with the Chinese operations. Mr. Figueroa was formerly involved in the construction industry as an estimator.

Deng Shan, is well versed in the business practices of China. Early in his career Mr. Deng was a lecturer in Wuhan Chemical Engineering School. Later he advanced to associate professor at Huazhong University of Science and Technology. In 1989, Mr. Deng became the Director, Science and Technology Commission, Nanshan District Government, China. Since 1994, Mr. Deng has been appointed as Chief Executive Officer/Chairman of the Board of four commercial companies. In 1996, Mr. Deng represented an investment company, which acquired Kunming Xinmao Petrochemical Industrial Co., Ltd. Mr. Deng has established strategic networks in both business and government arenas and is considered one of the leading authorities on foreign companies doing business in China.

Item 6.     EXECUTIVE COMPENSATION

The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to the executive officers to whom it paid in excess of $100,000, including cash and issuance of securities.


Summary Compensation
Annual Compensation      Awards         Payouts

Other                    Secur-
Name                     Annual         Restricted     ities
All Other
and                      Compen-        Stock          Underlying
LTIP      Compen-
Principal      Salary         Bonus     sation         Award(s)
Options/       Payouts        sation
Position  Year          ($)             ($)       $            ($)
SARs (#)       ($)       ($)

Daniel
Mendez    1996 131,150        0    0         2,345,454 0         0
0
Daniel
Mendez    1997 220,000        0    0         0         5,701,952 0
0
Daniel
Mendez    1998 220,000        0    0         0         0         0
0
Daniel
Mendez    1999 150,000        0    0         0         0         0
0

Albert
Figueroa  1996 89,799.86 0    0         1,597,979 0         0
0
Albert
Figueroa  1997 100,000        0    0         0         2,591,796 0
0
Albert
Figueroa  1998 100,000        0    0         0         0         0
0
Albert
Figueroa  1999 100,000        0    0         0         0         0
0

Options/SAR Grants in Last Fiscal Year


No options or SAR Grants have been made by the Company during its last fiscal year.

Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A. In late December, 1996, the company entered into a Plan and Agreement of Reorganization with Everlasting International, Ltd. ("Everlasting"), a Nevada corporation, and Proton Technology Corporation Limited ("Proton"), a Bahamas corporation, whereby the Company acquired 100% of the shares of Everlasting, owned by Proton, in exchange for 123,850,139 shares of the voting common stock of the Company. At the time of this transaction, Everlasting owned two-thirds of Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Kunming Xinmao"), a Chinese entity, with the other third of Kunming Xinmao owned by a Chinese Government corporation (this interest had been transferred to Everlasting from Proton). Both Everlasting and Proton were paper entities created for the purpose of effectuating this transaction.

Mr. Shan Deng is currently both a Director of the Company and the sole shareholder of Proton Technology Corporation, Ltd., currently the Company's principal shareholder.

B.   Certain officers of Kunming Xinmao Petrochemical Industrial
Co., Ltd. had loans from that entity.  In 1998, approximately
US$500,000 of these loans were written off by the Company as uncollectible.

Other than discussed above, the Company has no knowledge of any transaction or series of transactions, or any currently proposed transaction, or series of transactions, to which the Company was or is to be party, in which the amount involved exceeds $60,000, involving management, any person owning 10% or more of the common stock, or any member of the immediate family of any of the foregoing persons.

Item 8.     LEGAL PROCEEDINGS


Orange County Superior Court Case No. 757285, filed December 30,1995, Bernard F. Kruer represented the Company in this matter. The settlement agreement was signed on October 4, 1996, and a Notice of Settlement and Conditional Dismissal was filed on November 6, 1996.

Although the matter has been settled, one unresolved issue remains. The case involved several large hotel bills incurred b former CEO, John A. Jones. On January 30,1995, Mr. Jones assigned one of his personal company stock certificates (Certificate No. 12570 in the amount of 315,000 shares) over to the hotel to cover the bill, and the Plaintiff has transferred the certificate to its name without restrictive legend, which makes the certificate immediately tradable in the market. The settlement agreement contains one provision which may expose the Company to potential liability in that the Company has agreed to make up any difference between the settlement amount of $70,000 and the actual sales price of the stock.

In addition, the Company has unpaid judgments totaling approximately $55,000, as a result of disputes arising in the normal course of business.

In January, 1998, a breach of contract action was commenced in China against Kunming Xinmao Petrochemical Industrial Co. Ltd..
In March, 1998, a Chinese court rendered a judgment against Kunming Xinmao Petrochemical Industrial Co. Ltd. For approximately US$452,000 During the fiscal year ended March 31, 1999, a significant portion of the Company's physical assets, including most of its rail cars and trucks, were attached and executed upon based upon this judgment. Subsequently, Everlasting International, Ltd. Sued the plaintiff in this matter in a Hong Kong Court and prevailed. However, the other party has appealed. The final resolution of this matter is uncertain.

Aside from the above, there is no litigation outstanding, and management is not aware of any potential claims which might be asserted.



Item 9.     MARKET PRICE AND DIVIDENDS
ON REGISTRANT'S COMMON STOCK
EQUITY AND RELATED STOCKHOLDER MATTERS


The Company's Common Stock trades on the NASD Bulletin Board, under the symbol "LGOV". The closing sales price on June 1, 1999 was $0.10 bid and $0.125 ask.

Set forth below is the high and low bid information for the Company's Common Stock for each full quarterly period within the two most recent fiscal years and the first quarter of 1999.

                              High           Low
Period                        Bid            Bid

1st Quarter 1999              $.12           $.10

4th Quarter 1998               .13            .11
3rd Quarter 1998               .20            .17
2nd Quarter 1998               .18            .17
1st Quarter 1998               .20            .18

4th Quarter 1997               .125           .09
3rd Quarter 1997               .13            .12
2nd Quarter 1997               .19            .18
1st Quarter 1997               .20            .18

At June 1, 1999, the Company had approximately 504 Shareholders of record.

The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.

Item 10.     RECENT SALES OF UNREGISTERED SECURITIES

During its last three fiscal years, up through and including this date, the Registrant has sold the following unregistered securities.

From January 1, 1997 through December 31, 1997, the Company sold 2,995,194 shares of its common stock that was valued at $139,619 as follows:

                  Amount     Name or Class of   Nature    Amount   Exempti
Date      Title    Sold          Persons          of        Of       on
                               to Whom Sold    Consider- Consider- Claimed
                                                 ation     ation
10/27/97         1,861,027  Daniel Mendez           Loan    59,842  4(2)
10/27/97           687,379  Albert Figueroa         Loan    21,695  4(2)
10/27/97           391,788  John Prentice           Loan    50,932  4(2)
10/27/97            55,000  William Vauthrin        Loan     7,150  4(2)
              ------------
Total            2,995,194

From January 1, 1998 through December 31, 1998, the Company sold 3,939,058 shares of its common stock that was valued at $322,912 as follows:

                  Amount     Name or Class of   Nature    Amount   Exempti
  Date    Title    Sold          Persons          of        Of       on
                               to Whom Sold    Consider  Consider  Claimed
                                                 ation     ation
  2/4/98           373,224  Albert Figueroa    Loan      7,065     4(2)
  2/4/98         1,553,921  Daniel Mendez      Loan      29,414    4(2)
  2/4/98           422,345  Albert Figueroa    Loan      17,950    4(2)
  2/4/98         1,039,568  Daniel Mendez      Loan      44,182    4(2)
 9/24/98           350,000  Saddington         Settle    78,256    4(2)
 9/24/98           200,000  Equitrade          Settle    146,045   4(2)
                            Securities         debt
             -------------
                 3,939,058

From January 1, 1999 through March 31, 1999, the Company sold no shares of its common stock.

Item 11.DESCRIPTION OF REGISTRANT'S SECURITIES
TO BE REGISTERED

The Company has only one type of security, Common Stock with par value equal to $0.001. There are 200,000,000 authorized shares of Common Stock of which 18,863,021 shares were issued/outstanding as of March 31, 1998.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable.

Item 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS



The Nevada General Corporation Law, under which the Company is incorporated, gives a corporation the power to indemnify any of its directors, officers, employees, or agents who are sued by reason of their service in such capacity to the corporation provided that the director, officer, employee, or agent acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, he must have had no reasonable cause to believe his conduct was unlawful.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE, IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

Item 13.     FINANCIAL STATEMENTS
AND SUPPLEMENTARY DATA

                                  Largo Vista Group,

                                         Ltd.

                                 Financial Statements

                                    March 31, 1999

                                  JAAK (JACK) OLESK
                             Certified Public Accountant
                          270 North Canon Drive, Suite 203
                           Beverly Hills, California 90210
                                    (310) 288-0693
                            INDEPENDENT AUDITOR'S REPORT

         To the Shareholders and Board of Directors
         Largo Vista Group, Ltd.

         I have audited the accompanying consolidated balance sheet of Largo Vista Group, Ltd. as of March 31, 1999, and the related consolidated statements of operations, stockholders' equity
         <deficit> and cash flows for each of the two years in the period ended March 31, 1999. These consolidated financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

         I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

         In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Largo Vista Group, Ltd. as of March 31, 1999, and results of its operations and its cash flows for each of the two years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

         International Accounting Standards vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the two-year period ended March 31, 1999 and shareholders' <deficit> as of March 31, 1999 to the extent summarized in Note 5 to the consolidated financial statements.

         The accompanying consolidated financial statements as of and for the two year period ended March 31, 1999 are stated in United States dollars. See Note 5 for basis of translation of operations of the Chinese subsidiary.


                              Largo Vista Group, Ltd.
                            Consolidated Balance Sheet
                                March 31, 1999
               ASSETS
Current Assets
 Cash (Note 5)                                        $ 23,361
 Inventories                                           261,749
 Prepaid expenses and
  advances to suppliers                                 79,041
                                                  ------------
Total current assets                                   364,151

Fixed assets
 Property and equipment                                953,627
 <Less> accumulated depreciation                      <334,256>
                                                 -------------
Total fixed assets                                     619,371

Other Assets
 Deferred expenses                                      41,499
                                                 -------------
Total other assets                                      41,499
                                                 -------------
                                                   $ 1,025,021
                                                 =============

         LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>
Current Liabilities
 Accounts payable                                 $ 1,109,406
 Accrued expenses                                     166,923
 Taxes Payable                                         46,558
 Notes Payable                                      1,644,927
 Advances and Other                                 2,270,012
                                                -------------
Total current liabilities                           5,237,826

Litigation contingencies (Note 6)

Shareholders' Equity <Deficit>
 Common Stock, 200,000,000 shares
 authorized; .001 par value;
 183,863,021 shares issued and
 outstanding                                         183,863
 Additional Paid-in Capital                        8,138,245
 Retained earnings <deficit>                     <12,534,913>
                                                ------------
Total stockholders' equity <deficit>              <4,212,805>
                                                ------------
                                                 $ 1,025,021
                                                ============

         See accompanying notes to consolidated financial statements.

         Largo Vista Group, Ltd.
         Consolidated Statements of Operations
                                              For the Year Ended
                                            March 31,      March 31,
                                               1999           1998
Revenue                                    $ 1,353,868     $ 2,192,751
Cost of sales                                1,241,115       2,161,744
                                          ------------    ------------
Gross profit                                   112,753          31,007

Expenses:
 General and administrative
  and Other                                  1,266,536       2,648,087
                                         -------------   -------------
<Loss> From operations                      <1,153,783>     <2,617,080>
                                         -------------   -------------

Other income <expense>:

Interest <expense>                           <190,176>       <185,615>
Other income                                  247,968          70,427
                                         ------------    ------------
<Loss> before income taxes                 <1,095,991>     <2,732,268>
Income taxes                                        -               -
                                         ------------    ------------
NET <LOSS>                              $ <1,095, 991>   $ <2,732,268>
                                        =============    ============

<LOSS> per share of
 common stock                                 $ <.01>         $ <.02>
                                        ============     ===========
Weighted average
 shares outstanding                      182,878,257     179,635,655
                                        ============     ===========

         See accompanying notes to consolidated financial statements.

      Largo Vista Group, Ltd.
      Consolidated Statements of Shareholders' Equity ~Deficit>

                                       Additional    Retained
                       Common Stock      Paid-In     Earnings
                    Shares     Amount    Capital     <Deficit>        Total
Balance at
Dec. 31, 1996    173,219,068  $173,219  $7,021,390  $ <8,234,020>  $<1,039,411>

Common shares
issued for
services
during year
ended
Dec. 31, 1997     6,704,895     6,705     797,883              -       804,588

Net< loss> for
Year ended
Dec. 31, 1997            -          -           -     <2,930,904>   <2,930,904>
                ----------   --------   ---------   -------------  ------------
Balance at
Dec. 31,
1997          179,923,963     179,924   7,819,273    <11,164,924>   <3,165,727>

Net< loss> for
the three
months ended
March 31,
1998                   -           -           -        <273,998>     <273,998>
             -----------    --------    --------    ------------   -----------
Balance at
March 31,
1998         179,923,963     179,924   7,819,273     <11,438,922>   <3,439,725>

Common shares
issued for
services
and debt
extinguishment
during the
year ended
March 31,
1999          3,939,058      3,939      318,972             -          322,911

Net <loss> for
the year
ended March
31, 1999
                     -          -             -    <1,095,991>      <1,095,991>
           -----------   --------   -----------  ------------   --------------
Balance at
March 31,
1999       183,863,021   $183,863    $8,138,245  $<12,534,913>     $<4,212,805>
         =============  =========   ===========  =============  ===============

             See accompanying notes to consolidated financial statements.

         Largo Vista Group, Ltd.
         Consolidated Statements of Cash Flows
                                                    For the Year Ended
                                                 March 31,        March 31,
                                                    1999             1998
Cash flows from <for>
 Operating activities:
Net <loss>                                       $<1,095,991>     $<2,732,268
Adjustments to reconcile
net<loss> to cash flows
<for> operating activities:
  Changes in assets and
  liabilities:
Accounts payable                                     205,614          615,617
Accrued expenses                                      15,615            7,595
Other                                                527,632        1,299,393
                                                ------------     ------------
Net cash flows <for>
 operating activities:                              <347,130>        <809,663>
Cash flows from
 investing activities:                                     -                -
Cash flows from
 financing activities:
Issuance of
common stock                                        322,911           804,588
                                              -------------      ------------
Increase <decrease> in cash                         <24,219>           <5,075>
Cash at beginning of year                            47,580            52,655
                                              -------------     -------------
Cash at end of year                                $ 23,361          $ 47,580
                                              =============     =============
Supplemental cash
 flows information:

Cash paid for interest                                 $ -               $ -
                                              ============    ==============

Cash paid for taxes                                    $ -               $ -
                                              ============   ===============
Non-cash financing
 transactions:

Shares issued
 for services and
 debt extinguishment                            $ 322,911           $ 804,588
                                              ===========   =================

         See accompanying notes to consolidated financial statements.

                              Largo Vista Group, Ltd.
                     Notes to Consolidated Financial Statements
                                   March 31, 1999

        Note 1 - Summary of Significant Accounting Policies
        Nature of Operations and basis of consolidation

        The consolidated financial statements include the accounts of Largo Vista Group, Ltd. (the "Company"), a Nevada corporation, (date of incorporation was January 16, 1987) its wholly-owned subsidiary, Largo Vista, Inc., a California corporation, (date of incorporation was October 12, 1988) its wholly-owned subsidiary Everlasting International, Ltd., a Nevada Corporation, and Kunming Xinmao Petrochemical Industrial Co., Ltd., a Chinese entity (see
        Note 4). The Chinese entity operates a natural gas distribution business. The United States entities have no operations. Intercompany accounts and transactions have been eliminated. All amounts in these financial statements and footnotes are in United States dollars.

        Cash and Cash Equivalents

        The Company does not have a cash equivalents policy.

        Loss per Share

        The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

        Valuation of shares for services

        Shares issued for services were valued based upon estimated fair market value of services. During the periods presented, United States management's compensation has primarily been in the form of issuance of shares by the Company.

        Inventory

        Inventory, valued at lower of cost of market, on the first-in, first-out basis consists primarily of liquid natural gas.

                               Largo Vista Group, Ltd.
                Notes to Consolidated Financial Statements (continued)
                                    March 31, 1999
            Note 1 - Summary of Significant Accounting Policies (continued)

         Property and equipment and depreciation

         Property and equipment valuation is discussed in Note 5.
         Property and equipment consists of a building, storage tanks, railroad cars and miscellaneous equipment. All property and equipment is located in China. Depreciation is primarily by the straight line method over estimated useful lives, generally of approximately five to seven years. (Also see Note 6 - Litigation).

         Notes payable

             Notes payable consists primarily of short-term loans, primarily non-interest bearing demand notes.

         Advances and other

         Advances and other consists primarily of advances to suppliers and miscellaneous payables, primarily non-interest bearing.

         Income Taxes

         The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note 3).

         Foreign currency translation

         During the periods presented the Company had no significant foreign currency transaction gains or losses.

         Changes in Fiscal Year

         In 1996, the Company changed its fiscal year from the year ending September 30 to a calendar year. In 1998, the Company changed its fiscal year from a calendar year to the year ending March 31. As the Company operates at substantial losses during all parts of the year, management believes these changes will not mislead a reader of the financial statements.

         Reclassifications

         Certain prior year amounts have been reclassified to conform with 1999 classifications.

                               Largo Vista Group, Ltd.
                Notes to Consolidated Financial Statements (continued)
                                    March 31, 1999
         Note 2 - Basis of presentation and considerations related to continued existence (going concern)

         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,095,991, and $2,732,268 for the years ended March 31, 1999, and
         1998, respectively. Additionally, current liabilities exceed current assets by $4,873,675 at March 31, 1999. The Company also has litigation contingencies (see Note 6) These factors, among others, raise substantial doubt as to the Company's ability to continue as a going concern.

         The Company's management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in this endeavor.

         Note 3 - Income taxes

         The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

            As the Company has not generated taxable income since inception no provision for income taxes has been provided. At
         March 31, 1999, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At March 31, 1999, the Company did not have any significant deferred tax liabilities or deferred tax assets.

                              Largo Vista Group, Ltd.
              Notes to Consolidated Financial Statements (continued)
                                  March 31. 1999
       Note 4 - December, 1996 Business Combination

       In late, December, 1996 the Company entered into a Plan and Agreement of Reorganization with Everlasting International, Ltd., ("Everlasting") a Nevada corporation and Proton Technology Corporation Limited, ("Proton"), a Bahamas corporation, whereby the Company acquired 100% of the shares of Everlasting, owned by Proton, in exchange for 123,850,139 shares of the voting common stock of the Company. At the time of this transaction, Everlasting owned two thirds of Runming Xinmao Petrochemical Industrial Co., Ltd., ("Kunming Xinmao"), a Chinese entity, with the other third of Kunming Xinmao owned by a Chinese government corporation (this interest had been transferred to Everlasting from Proton). Both Everlasting and Proton were paper entities created for the purpose of effectuating this transaction.

         The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. As there was no significant difference between the book value and fair market value of the acquired no goodwill nor negative goodwill has been recorded. Minority interest is not shown either on the balance sheet or statement of operations since the consolidated entity has losses and negative net assets (negative net worth).

          The operating results of the acquired business have been included in the consolidated statement of operations from January 1, 1997.

         Congruent with this transaction, the Company: changed its fiscal year to a calendar year; changed the par value of its common stock from $0.002 to $0.001; and increased the authorized shares of its common stock from 100,000,000 to 200,000,000.

                             Largo Vista Group, Ltd.
             Notes to Consolidated Financial Statements (continued)
                                 March 31, 1999
         Note 5 - Chinese subsidiary

                          Kunming Xinmao Petrochemical
                              Industrial Co., Ltd.
                        (Stated in United States dollars)
                      Condensed Balance Sheet-March 31, 1999
                         (Separate Financial Statements)

                                  ASSETS
Current Assets
 Cash                                                     $ 23,361
 Inventories                                               261,749
 Prepaid expenses and
  advances to suppliers                                     79,041
                                                        ----------
Total current assets                                       364,151

Fixed assets
 Property and equipment                                    953,627
 <Less> accumulated depreciation                          <334,256>
                                                       -----------
Total fixed assets                                         619,371

Other Assets
 Deferred expense                                           41,499
                                                       -----------
Total other assets                                          41,499
                                                       -----------
                                                       $ 1,025,021
                                                       ===========

         LIABILITIES AND SHAREHOLDERS' EQUITY <DEFICIT>

Current Liabilities
 Accounts payable                                       $ 684,627
 Accrued expenses                                         166,923
 Taxes payable                                             46,558
 Notes payable                                          1,644,927
 Advances and other                                     2,270,012
                                                       ----------
Total current liabilities                               4,813,047

Shareholders' Equity <Deficit>                         <3,788,026>
                                                      -----------
                                                      $ 1,025,021
                                                     ============

                              Largo Vista Group, Ltd.
               Notes to Consolidated Financial Statements (continued)
                                   March 31, 1999
        Note 5 - Chinese subsidiary (continued)
                         Kunming Xinmao Petrochemical
                         Industrial Co., Ltd.
                         (Stated in United States dollars)
                         Condensed Statement of Operations
                         For the Year Ended March 31, 1999
                         (Separate Financial Statements)

Sales                                               $ 1,353,868
Cost of sales                                         1,241,115
                                                    -----------
Gross profit                                            112,753
Expenses                                                783,964
                                                    -----------
NET <LOSS>                                           $ <671,211>
                                                    ============

         The financial information in Note 5 has been prepared in Renminbi, the national currency of the People's Republic of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars at the rate of U.S. $1.00=RMB 8.28 quoted as of March 31, 1999. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on March 31, 1999, or any other date.

        At March 31, 1999 the entire cash balance of $23,361 on the consolidated balance sheet of Largo Vista Group, Ltd. was in Renminbi, a currency which is not freely convertible into United States dollars. At March 31, 1999 Largo Vista Group, Ltd., including all its subsidiaries, had no United States dollars on hand or in banks, anywhere in the world.

          Valuation of property and equipment under international accounting standards involves revaluation if certain conditions are met. United States generally accepted accounting ("US GAAP") principles do not recognize this treatment. US GAAP would have resulted in approximately $100,000 in additional losses for the year ended March 31, 1999 and an approximately $200,000 greater shareholders deficit as of March 31, 1999.

        From inception (January 16, 1987) to date (April 24, 1999) the United States entities of the Company have had no assets, no revenues and no operations. During this period however, the United States entities have incurred significant losses.

                              Largo Vista Group, Ltd.
               Notes to Consolidated Financial Statements (continued)
                                   March 31, 1999
        Note 6 - Litigation Contingencies

        Miramar International Hotel Management Corp. vs. Largo Vista Group,
        Ltd.

        As of May 15, 1999

        Orange County Superior Court Case No. 757285, filed December 30,1995, Bernard F. Kruer represented the Company in this matter. The settlement agreement was signed on October 4, 1996, and a Notice of Settlement and Conditional Dismissal was filed on November 6, 1996.

        Although the matter has been settled, one unresolved issue remains. The case involved several large hotel bills incurred by former CEO, John A. Jones. On January 30, 1995, Mr. Jones assigned one of his personal Company stock certificates (Certificate No. 12570 in the amount of 315,000 shares) over to the hotel to cover the bill, and the Plaintiff has transferred the certificate to its name without restrictive legend which makes the certificate immediately tradable in the market. The settlement agreement contains one provision which may expose the Company to potential liability in that the Company has agreed to make up any difference between the settlement amount of $70,000 and the actual sales price of the stock.

        The attorney for the Plaintiff has possession of the stock certificate and is the process of opening an account with Sutro & Co., Newport Beach, California. The Company has agreed to assist the Plaintiff in establishing the trading account. The only remaining task for the Plaintiff is to open the account, deliver the stock certificate and sell the stock. Until the stock is sold, it will be impossible to determine the amount of further liability, if any. Assuming the 315,000 shares of stock will sell for $0.16 per share ($50,400), the remaining liability to the Company is $19,600 plus interest @ 10%. At April 24, 1999 the Company's shares were trading only at approximately $0.10. The outcome of this matter is uncertain.

                                   March 31, 1999
        Note 6 - Litigation Contingencies (continued)

        Harry H.L. Wang, et.al. vs. Largo Vista, Inc.

        As of May 15, 1999

        Orange County Superior Court Case No. 725161, filed February
        14, 1994, the Company was not represented by counsel in the matter. This was a shareholder's derivative action resulting from the actions of former CEO John A. Jones in 1993. The cause of action was misrepresentation.

        Judgment entered in favor of Plaintiff against Largo Vista, Inc. on July 13, 1994 in the amount of $35,350 and has not been satisfied. An abstract of judgment was filed on August 12, 1994, and recorded in the office of the Orange County Recorder on August 23, 1994 as document number 94-517890. There is no documentation regarding interest, but it should be assumed interest is accruing at the legal rate (10%) from the date of judgment. Management has made several attempts to settle the matter, but has been unable to do so as of this date. The Plaintiff has not made any attempts to levy on the judgment.

        Sheraton Hua Ting vs. Largo Vista, Inc.

        As of May 15, 1999
        Orange County Municipal Court, Harbor Judicial District, Case No. 94C1071, filed February 23, 1994. The Company was not represented by counsel in the matter. This was a breach of contract action.

        Default Judgment entered in favor of Plaintiff against Largo Vista, Inc. on May 9, 1994 in the amount of $9,095 has not been satisfied. Interest is accruing at the legal rate (10%) from the date of judgment. The judgment still stands and no effort has been made by the Plaintiff to collect on the judgment, or by Largo Vista, Inc. to settle the matter.

                               Largo Vista Group, Ltd.
                Notes to Consolidated Financial Statements (continued)
                                    March 31, 1999

         Note 6 - Litigation Contingencies (continued)

         Office of Telephone Management vs. Largo Vista Group, Ltd.

         As of Hay 15, 1999

         Orange County Municipal Court, Harbor Judicial District, Case
         No. 95C1833, filed April 3, 1995, the Company was not represented by counsel in the matter. This was a breach of contract action.

         Judgment was entered in favor of Plaintiff against Largo Vista Group, Ltd. on June 26, 1995, in the amount of $7,229.57 has not been satisfied. A Writ of Execution was filed on July 5, 1995 plus $7.00 costs plus interest @ amount of $1.98 per day from June 26, 1995. The judgment still stands and no effort has been made by the Plaintiff to collect on the judgment, or by the Company to settle the matter.

         L.A. Commercial Group, Inc. vs. Largo Vista Group, Ltd.
         As of May 15, 1999

         Orange County Municipal Court, Harbor Judicial District, Case
         No. 97HC6402, the Company was not represented by counsel in the matter. This was a breach of contract action.
         Judgment entered in favor of Plaintiff against Largo Vista
         Group, Ltd. on March 25, 1998, in the amount of $3,566.27 has not been satisfied. A Writ of Execution was filed on April 10, 1998. The judgment still stands and no effort has been made by the Plaintiff to collect on the judgment, or by the Company to settle the matter.

         Chinese litigation
         As of May 15, 1999

         In January, 1998 a breach of contract action was commenced in China against Kunming Xinmao Petrochemical Industrial Co. Ltd.. In March, 1998 a Chinese court rendered a judgment against Kunming Xinmao Petrochemical Industrial Co. Ltd. for approximately
         US$452, 000. During the fiscal year ended March 31, 1999 a significant portion of the Company's physical assets, including most of its railcars and trucks, were attached and executed upon based upon this judgment. Subsequently, Everlasting International, Ltd. sued the plaintiff in this matter in a Hong Kong court and prevailed. However, the other party has appealed. The final resolution of this matter is uncertain.

         None 7 - Related party transactions

         Certain officers of Kunming Xinmao Petrochemical Industrial Co., Ltd. had loans from that entity. In 1998, approximately US$500, 000 of these loans were written off by the Company as uncollectible.

       The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered significant recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. Significant litigation uncertainties also exist as described in Note 6. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

       /s/JAAK OLESK

       Beverly Hills, California
       April 24, 1999
       (except for note 6 which is dated May 15, 1999)

Item 14.     CHANGES IN AND DISAGREEMENTS
WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

No Change in accounting in accountants in the last 3 years.

Item 15.     FINANCIAL STATEMENTS AND EXHIBITS


(a)  Financial Statements

Report of Independent Certified Public Accountants

Consolidated Financial Statements





Notes to Consolidated Financial Statements



(b)  Exhibits Required by Item 601 of Regulation SK

3(i) Articles of Incorporation
3(ii)   Bylaws

4    Instruments defining rights of security holders, including indentures.

None.

9    Voting Trust Agreement

None

10   Material Contracts

(a)  Joint Venture Agreement
(b)
(c)
(d)
(e)
(f)

21   Subsidiaries of the Registrant

Name                Domicile


24   Power(s) of Attorney

27   Financial Data Schedule






SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature                        Title                    Date



President                /s/Daniel J. Mendes                July 19, 1999
                            Daniel J. Mendez

Secretary/Treasurer     /s/Albert N. Figueroa               July 19, 1999
                           Albert N. Figueroa

Director               /s/ Deng Shan                        July 19, 1999
                           Deng Shan